Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

31st Financial Industry Conference organized by ABC and Deloitte

[Intranet filing. Madrid, November 13, 2024]

Onur Genç, CEO of BBVA: “We expect the combination with Banco Sabadell to be approved with its full value creation potential”

“We believe that the combination will create significant value for the shareholders of both Sabadell and BBVA, as well as for society in general,” remarked BBVA’s CEO, Onur Genç, while taking part in the 31st Financial Industry Conference organized by ABC and Deloitte. In relation to the ongoing process, the bank’s CEO cited the decision reached on Tuesday, November 12, by the CNMC (Spain’s national competition authority) to commence phase two of the analysis. “We expect the combination to be approved with its full value creation potential.” If this is not the case, i.e. if value creation is compromised, BBVA has the option to withdraw: “We will not hesitate to walk away if it will not create value,” cautioned the bank’s CEO. “BBVA will continue to work closely with the authorities to finalize, as soon as reasonably possible, any commitments that may be needed to alleviate any concerns they may have and to get the operation approved.”

According to Onur Genç, the banking sector needs players with greater scale and efficiency, thus enabling it to increase its investment capacity, especially in technology. “And in our view, that larger investment capacity comes from gaining scale. Big players are more efficient because they spend the same on technology as smaller banks, yet they make a higher profit because they have more customers. If they are more efficient, they are increasingly profitable, and if they are more profitable, they have greater investment capacity,” he explained. In that regard, “we firmly believe in the value creation potential of this transaction because it will create a strong, large-scale player. The economic logic is undeniable.”

Along the same lines, he believes that “Europe needs financial champions” to help boost the growth of the European economy. To succeed, “Europe needs investments,” and these investments require banks with sufficient scale. Onur Genç recalled that of the world’s 25 top banks measured in terms of market capitalization, none of them come from the European Union. “To create European champions, we first need domestic champions,” he concluded.

Positive outlook across its main markets: Mexico, Spain and Türkiye

BBVA is looking ahead with optimism, supported by its strategy of profitable growth and sound risk management. “We see very positive signs for the business, which could allow us to maintain similar levels of profitability (ROTE) in 2025 as this year.” We are right at the forefront of European banking in terms of profitability, and we aim to stay there,” proclaimed Onur Genç.

The CEO underscored the value of BBVA’s geographic diversification model, which allows it to cope with changes in the economic cycle in a given market. He also referred to the leadership of BBVA’s franchises in terms of profitability across the main markets in which it operates: Mexico, Spain, Türkiye and South America. Focusing on BBVA’s franchise in Mexico, he noted that “I’ve seen many banks in my life, but what BBVA has in Mexico is genuinely unique.” Onur Genç also pointed to the sustained growth in customers over time: “In each of the last three years, BBVA has managed to attract 11 million new customers.” In his opinion, this combination of profitability and growth affords BBVA a privileged position when compared with its competitors.

Indeed, BBVA has reported sustained loan growth across its main markets in recent months. Moreover, it has achieved this growth in a profitable manner, in terms of return on capital. Loan growth in both Spain and Mexico is key, with the market share rising in both markets. In Spain, the market share is close to 14 percent, while in Mexico, it has grown to 25 percent. BBVA also arranges currency hedges to shield itself against exchange rate fluctuations and its credit quality indicators have remained stable in recent months.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.